SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Benefit Street Partners Realty Trust, Inc.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

COMRIT INVESTMENTS LTD.

(Bidders)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, LP

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Offeror)

Calculation of Filing Fee:

Transaction	Amount of
Valuation*	Filing Fee**

$25,050,000	$2,732.96

*	For purposes of calculating the filing fee only. Assumes the purchase of 2,500,000 shares of Common Stock at a purchase price equal to $10.02 per share in cash.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction valuation by 0.0001091.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Comrit Investments 1, Limited Partnership (the “Purchaser”) to purchase up to 2,500,000 shares of common stock, par value $0.01 per share (the “Shares”), in Benefit Street Partners Realty Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $10.02 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated October 23, 2020 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Any dividends paid after November 30, 2020, or such other date to which the Offer may be extended (the “Expiration Date”), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchaser. Comrit Investments Ltd. is being named as a bidder herein because it is deemed to control the Purchaser, but otherwise is not participating in the Offer.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date. The Purchaser is entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation reported 16,223 holders of record owning an aggregate of 44,385,162 shares of its common stock outstanding as of February 28, 2020, and reported 44,339,023 shares of its common stock outstanding as of July 31, 2020, according to its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, respectively. The Purchaser and its affiliates currently own 217,835 shares of the Corporation’s common stock, or approximately 0.5% of the common stock outstanding as of July 31, 2020. The 2,500,000 Shares subject to the Offer constitute approximately 5.6% of the outstanding shares of common stock of the Corporation as of July 31, 2020. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $25,050,000 in aggregate purchase price, which the Purchaser intends to fund out of its existing capital and assets.

The address of the Corporation’s principal executive offices is 9 West 57th Street, Suite 4920, New York, New York 10019, and its phone number is (212) 588-6770.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)	Offer to Purchase

(a)(2)	Assignment Form

(a)(3)	Letter to Shareholders

(a)(4)	Press Release

(b) - (h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2020

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer

Comrit Investments Ltd.

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer